PRIMERO REPORTS FIRST QUARTER 2011 RESULTS;

MAINTAINS 2011 PRODUCTION GUIDANCE

(Please note that all dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted. Effective the first quarter of 2011, the Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The comparative financial information for 2010 as presented in the financial statements for first quarter 2011, and this news release, have been restated to conform with IFRS. Prior to the acquisition of the San Dimas mine on August 6, 2010, the Company did not have any producing mines and hence did not realize any revenue or earnings from mine operations. The discussion in this news release includes comparisons with the three months ended December 31, 2010, as results from the three months ended March 31, 2010 are not comparable.)

Toronto, Ontario, May 17, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today reported financial and operational results for the first quarter ended March 31, 2011. The Company produced a total of 24,100 gold equivalent ounces1 at a total cash cost2 of $624 per gold equivalent ounce. A first quarter net loss3 amounted to $7.9 million ($0.09 per share), mainly as a result of the disproportionate tax associated with the silver purchase agreement.

“We are pleased to maintain our production guidance for 2011 despite the 31 day mill worker stoppage at San Dimas,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “Our first quarter results show a continued improvement in daily throughput, which is key to our expansion plan to double production by 2013. Higher gold prices resulted in strong revenues but the dramatically higher silver prices impacted the bottom-line due to the adverse tax impact of the silver purchase agreements we inherited with the acquisition of the San Dimas mine. Management is committed to mitigating this tax imbalance. During the first quarter we purchased silver call options that provide protection for a six month period and today we announced that we have accelerated the tax depreciation of our mineral concessions. This has resulted in an approximately $380 million tax pool that will protect taxable income in Mexico for the next few years.”

First Quarter 2011 Highlights:

  Continued Strong Production - produced 24,100 gold equivalent ounces;

  Focused on Costs - lowered total cash costs by $21 to $624 per gold equivalent ounce ($491 per gold ounce on a by-product basis);

  Maintained Guidance – production in 2011 is estimated between 110,000 and 120,000 gold equivalent ounces at cash costs of between $550 and $570 per gold equivalent ounce;

  Implemented Tax Mitigation Strategies – purchased silver call options and tax pool available;

  Broadening Shareholder Base – application made to list on the NYSE;

  Improved Cash Position - increased cash position to $65.4 million at March 31, 2011;

  Sinaloa Graben High-Grade Extension – 141 metres averaging 14 grams per tonne of gold.

Throughput Remains On-Track

Revenues in the first quarter of 2011 were $34.0 million compared to $41.4 million in the fourth quarter of 20104 mainly as a result of lower ounces sold. Total gold and silver ounces sold were lower in the first quarter than the fourth quarter 2010 as a result of the Company having sold 6,300 gold ounces in the fourth quarter that were produced in the third quarter of 2010. Production in the first quarter of 2011 was 24,100 gold equivalent ounces, consistent with the fourth quarter of 2010. First quarter total cash costs were reduced by 3% to $624 per gold equivalent ounce, or $491 per gold ounce on a by-product basis. The Company sold 20,500 ounces of gold at an average realized price of $1,387 per ounce and in accordance with the silver purchase agreement5 1.4 million ounces of silver at an average realized price of $4.04 per ounce.

First quarter cash provided by operating activities was $11.8 million (outflows of $1.5 million before changes in working capital), up from $11.5 million in the fourth quarter of 2010 (inflows of $14.0 million before changes in working capital).

The Company incurred a net loss of $7.9 million ($0.09 per share) in the first quarter 2011, compared with net income of $6.9 million in the fourth quarter 2010 ($0.08 per share). As a result of the transition to IFRS effective January 1, 2010, net income for the fourth quarter 2010 increased from $1.8 million ($0.02 per share) as reported under Canadian GAAP to $6.9 million mainly due to a gain on derivative contracts of $6.6 million, partly offset by an increase in accretion expense of $1.5 million. The adjusted net loss6 for the first quarter totaled $7.7 million ($0.09 per share) compared to adjusted net earnings of $2.8 million ($0.03 per share) in the fourth quarter of 2010. The first quarter adjusted net loss does not exclude a non-cash stock-based compensation expense of $2.3 million ($0.03 per share).

A mill worker stoppage that started on March 30, 2011 was resolved on April 30, 2011. The work stoppage resulted in two days lost production in the first quarter or approximately 500 ounces of gold and 28,000 ounces of silver. Since underground mining continued the Company mined approximately 55,000 tonnes of ore, which it started to process through the mill when work resumed. As management expected to operate the mill at about 90% of its design capacity during 2011, the Company expects to be able to continue normal operations and mill the stockpiled ore before the end of 2011.

Balance Sheet Remains Strong

Cash and cash equivalents increased to $65.4 million at March 31, 2011 from the December 31, 2010 balance of $58.3 million. The Company continues to invest in organic growth while building on its balance sheet strength.

Capital expenditures during the first quarter 2011 totaled $5.2 million and were spent mainly on underground development and exploration. In 2011, capital expenditures are expected to total approximately $31 million. With its cash balance and anticipated cash flows, Primero remains fully funded to double production by 2013 via organic growth and also remains positioned to take advantage of acquisition opportunities.

Corporate Strategy Update

An important strategy has been to mitigate the adverse tax impact arising from the silver purchase agreement. As a preliminary measure the Company announced on March 21, 2011, that it had purchased silver call options at a cost of $2.2 million in order to improve its leverage to silver and protect the Company against the adverse tax impact of a rising silver price as a result of the silver purchase agreement. As at March 31, 2011 the silver call options were worth $2.9 million. On April 19, 2011 the Company realized a $0.8 million gain on the sale of the April call options.

The Company announced today that it has accelerated the tax depreciation of the purchase price allocated to the mineral concessions of the San Dimas mine acquisition resulting in an approximately $380 million tax pool within Mexico. Although this strategy results in a deferral rather than an overall reduction of cash taxes, it is expected to shelter the Company’s income at an important time in its evolution, when investments in organic growth will be critical to its success. It also provides time to seek solutions to the tax imbalances currently paid by the Company during a period when the gold to silver price ratio has moved out of historical levels.

Primero also announced today that in order to improve accessibility and liquidity of the Company's shares, specifically for global investors, it has made an application to list its common shares on the New York Stock Exchange. A listing committee hearing has been scheduled for late May 2011 and the Company will provide an update on the results of the hearing.

In addition, the Company continues to evaluate strategic growth alternatives on an ongoing basis in support of its corporate objective to become an intermediate gold producer by the end of 2013.

2011 Production Guidance Maintained

Primero maintains its full year 2011 production guidance and reiterates that its three-year plan shows production7 at San Dimas nearly doubling to approximately 200,000 gold equivalent ounces by 2013.

As at May 17, 2011	Outlook 2011
Gold equivalent production[1] (gold equivalent ounces)	110,000-120,000
Gold production (ounces)	90,000-100,000
Silver spot sales by Primero[5] (ounces)	500,000-750,000
Silver production[5] (ounces)	4,500,000-5,000,000
Total cash costs[2] (per gold equivalent ounce)	$550 - $570
Total cash costs[2] - by-product (per gold ounce)	$350 - $370

Silver Sales at Spot Expected in Second Quarter 2011

Primero reports that 1.37 million ounces of silver were delivered to a subsidiary of Silver Wheaton Corp.5 (“Silver Wheaton”) under the amended silver purchase agreement during the first quarter. Given the silver purchase agreement’s annual threshold of 3.5 million ounces of silver, and taking into account the 31 day mill worker stoppage during April, the Company expects it will begin selling fifty percent of the silver produced at spot prices during Q2 2011. The Company estimates that it will sell between 500,000 and 750,000 ounces of silver at spot realized prices in 2011 (before the August 6, 2011 agreement anniversary).

Continued Positive Results from Sinaloa Graben

During the first quarter of 2011, extensions of the high-grade mineralization in the Sinaloa Graben were discovered. The Sinaloa Graben is in the western block of the San Dimas mine. A north-south tunnel developed in the middle of this block crosscut and provided direct access to this mineralized system. The system is composed of multiple veins, as is characteristic of other blocks in the San Dimas district. So far, two of the veins named Elia and Aranza, have been explored through drilling and drifting obtaining significant results.

The Elia and Aranza veins are new veins that are not known to exist in the adjacent Central Block, currently the main mining area at San Dimas. The Elia and Aranza veins run sub-parallel and are separated by 300 metres.

The Elia vein has been exposed along the exploration drift for 141 metres showing continuous mineralization. A systematic sampling was carried out every 3 metres across the drift. The average grade over 141 metres was 14 grams per tonne of gold and 1,230 grams per tonne of silver.

The Aranza vein has been exposed along the exploration drift for 79 metres showing continuous mineralization. A systematic sampling was carried out every 3 metres across the drift. The average grade over 79 metres was 5.3 grams per tonne of gold and 553 grams per tonne of silver.

Conference Call and Webcast Details

A conference call will be held on Tuesday, May 17, 2011 at 11:00 a.m. Eastern Time to discuss the first quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-866-946-0484, or 1-646-216-4773 for calls outside Canada and the U.S., and entering the participant passcode 6011380#.

A recorded playback of the Q1 2011 results call will be available until August 17, 2011 by dialing North America toll free 1-866-551-4520 and entering the call back passcode 272008#.

A live and archived webcast of the conference is also available at www.primeromining.com.

This release should be read in conjunction with Primero’s first quarter 2011 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the first quarter was 343:1 based on the realized prices of $1,387 per ounce of gold and $4.04 per ounce of silver, as per the silver purchase agreement. The ratio for the 2011 outlook is 211:1 based on $1,400 per ounce of gold and an average of $6.63 per ounce of silver as per the silver purchase agreement.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. The Company reports total cash costs on a production basis. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the first quarter 2011 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) Operating cash flow before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provide a better indicator of the Company’s ability to generate cash flow from its mining operations. See the first quarter 2011 MD&A for a reconciliation of operating cash flows to GAAP.

(4) Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and hence did not realize any revenue or earnings from mine operations. Results for the first quarter 2011 are therefore not comparable to the first quarter 2010. The discussion in this News Release includes comparisons with the three months ended December 31, 2010, which was the first full quarter that the Company operated the San Dimas mine.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the total threshold amount has been delivered each year.

(6) Adjusted net loss and adjusted net loss per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the first quarter 2011 MD&A for a reconciliation of adjusted net loss to reported net loss (the nearest GAAP measure).

(7) Information regarding the Company’s three-year plan can be found in the Company’s January 17, 2011 news release, available on SEDAR at www.sedar.com. The three-year plan represents forward looking information. Information regarding the assumptions and risks associated with the three-year plan is available at the end of the January 17, 2011 news release, under the heading Cautionary Statement on Forward-Looking Information. Readers should carefully review all such assumptions and risks, and should not place undue reliance on forward looking information.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The technical disclosure and mineral resource and reserve estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical information has been included herein with the consent and prior review of Mr. Joaquin Merino-Marquez, Vice President, Exploration, Primero Mining Corp., who is a “Qualified Person” for the purposes of NI 43-101. The Qualified Person has verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein. Drill samples are prepared by SGS de Mexico, S.A. de C.V. in Durango, México.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

The information in this news release has been prepared as at May 17, 2011. This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the Company's forward-looking production guidance, including estimated ore grades, drilling results, metal production, life of mine horizons, recovery rates, mill throughput, projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company's goal to increase its mineral reserves and resources; intentions to become an intermediate gold producer; plans to double production by 2013; the ability of the Company to implement initiatives to lower its effective tax rate; and its intention to list on the NYSE. The forward-looking statements are based on reasonable assumptions, including assumptions related to there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at the Company’s projects proceeds on a basis consistent with current expectations, and that the Company does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold and silver will be consistent with the Company’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Company’s current expectations; that current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; the assumptions set out elsewhere in this news release; and the assumptions set out in the Company’s first quarter 2011 Financial Statements and MD&A, and in respect of the Company’s growth plans and the information under the heading “Strategy and Outlook Focused On Growth”, under the heading “Cautionary Statement on Forward-Looking Information” in the Company’s January 17, 2011 news release. Factors that may cause actual results to vary from anticipated results include the risks such as the volatility of prices of gold and silver; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's by-product metal derivative strategies; that Primero may not find acquisition targets at attractive prices; and other risks disclosed in the Company’s first quarter 2011 MD&A, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero's management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

	Three Months Ended
	March 31		December 31
	2011	2010	2010
Operating Data
Tonnes of ore milled	162,517	145,260	168,875
Produced
Gold equivalent (ounces)	24,083	29,334	24,771
Gold (ounces)	20,498	24,291	21,171
Silver (million ounces)	1.23	1.21	1.21
Sold:
Gold equivalent (ounces)	24,506	29,334	30,480
Gold (ounces)	20,506	24,916	27,329
Silver (million ounces):	1.37	1.21	1.06
Average realized prices:		-
Gold ($/ounce):	$1,387	$1,104	$1,359
Silver ($/ounce):	$4.04	$4.04	$4.04
Total cash costs (per gold ounce):		-
Gold equivalent basis	$624	$467	$645
By-product basis	$491	$354	$524

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	33,988	-	41,425
Earnings from mine operations	10,912	-	13,250
Net income/(loss)	(7,895)	(318)	6,893
Basic and diluted income/(loss) per share	(0.09)	(0.11)	0.08
Operating cash flows before working capital changes	(1,521)	(159)	14,044
Assets
Mining interests	482,746	222	484,360
Total assets	658,044	1,367	656,733
Liabilities
Long-term liabilities	114,850	-	114,329
Total liabilities	233,275	141	226,687
Equity	424,769	1,226	430,046
Weighted average shares outstanding (basic) (000's)	87,773	2,990	87,703

SUMMARIZED OPERATING DATA

		Three months ended
	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-M ar-10
Operating Data (1)
Tonnes of ore milled	162,517	168,875	145,893	152,225	145,260
Average millhead grade (grams/tonne)
Gold	4.03	4.01	4.03	4.45	5.47
Silver	250	236	227	244	273
Average recovery rate (% )
Gold	97%	97%	97%	97%	98%
Silver	94%	94%	94%	94%	95%
Produced
Gold equivalent (ounces)	24,083	24,771	21,790	24,764	29,334
Gold (ounces)	20,498	21,171	18,419	20,918	24,921
Silver (million ounces)	1.23	1.21	1.01	1.11	1.21
Sold
Gold equivalent (ounces)	24,506	30,480	16,070	24,222	29,344
Gold (ounces)	20,506	27,329	12,650	20,483	24,916
Silver (million ounces)	1.37	1.06	1.02	1.08	1.21
Average realized price (per ounce)
Gold	$1,387	$1,359	$1,205	$1,167	$1,104
Silver (2)	$4.04	$4.04	$4.04	$4.04	$4.04
Total cash costs (per gold ounce) (2)(3)
Gold equivalent basis	$624	$645	$653	$590	$467
By-product basis	$491	$524	$552	$484	$354

(1)	The San Dimas Mine was acquired by Primero from Goldcorp Inc. on August 6, 2010. The comparative operating data was derived from records maintained by Goldcorp Inc.

(2)

Due to a silver purchase agreement originally entered into in 2004, for the periods shown, all silver produced was sold to Silver Wheaton Caymans at a fixed price. In the future, as a result of restructuring the silver purchase agreement, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met[5] .

(3)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” in the Company’s first quarter 2011 MD&A for a reconciliation to operating expenses. By-product cash costs per gold ounce reported for the San Dimas Mine by Goldcorp Inc. for the three months ended June 30, 2010 and March 31, 2010 were $457 and $374, respectively. The by-product cash costs presented in this table prior to August 6, 2010 are based on internal financial records of the San Dimas operations and are calculated on a production basis and do not contain certain inter-company transactions that were reversed for Goldcorp’s consolidated reporting. They are therefore not directly comparable to the by-product cash costs as reported by Goldcorp Inc.

PRIMERO MINING CORP.
Condensed consolidated interim statements of operations and comprehensive loss
Three months ended March 31,
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended March 31,
	2011	2010
	$	$

Revenue	33,988	-

Operating expenses	(15,868)	-
Depreciation and depletion	(7,208)	-
Total cost of goods sold	(23,076)	-

Earnings from mine operations	10,912	-
General and administration expenses	(4,503)	(323)

Earnings (loss) from operations	6,409	(323)
Foreign exchange loss	(1,569)	-
Finance income	21	-
Finance expense	(2,949)	-
Gain on derivative contracts	3,127	-
Other income	11	5

Earnings (loss) before income taxes	5,050	(318)

Income taxes	(12,945)	-

Net loss for the period	(7,895)	(318)
Other comprehensive income
Currency translation gain	720	-
Total comprehensive loss	(7,175)	(318)

Basic and diluted loss per share	(0.09)	(0.11)

Weighted average number of common shares outstanding - basic and diluted	87,772,801	2,990,099

PRIMERO MINING CORP.
Condensed consolidated interim balance sheets
(In thousands of United States dollars)
(Unaudited)

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Assets
Current assets
Cash	65,380	58,298	1,018
Trade and other receivables	89,563	97,481	158
Prepaid expenses	4,917	5,165	34
Inventories	4,577	4,874	-
Derivative asset	2,945	-	-
Total current assets	167,382	165,818	1,210

Mining interests	482,746	484,360	172
Deferred tax asset and profit sharing	7,916	6,555	-
Total assets	658,044	656,733	1,382

Liabilities
Current liabilities
Trade and other payables	43,425	37,358	169
Current portion of long-term debt	75,000	75,000	-
Total current liabilities	118,425	112,358	169

Decommissioning liability	10,590	9,775	-
Long-term debt	102,477	100,769	-
Derivative liability	213	2,630	-
Other long-term liabilities	1,570	1,155	-
Total liabilities	233,275	226,687	169

Equity
Share capital	421,174	420,994	2,755
Warrant reserve	35,299	35,396	722
Contributed surplus reserve	10,566	8,751	1,373
Foreign currency translation reserve	858	138	138
Deficit	(43,128)	(35,233)	(3,775)
Total equity	424,769	430,046	1,213
Total liabilities and equity	658,044	656,733	1,382

PRIMERO MINING CORP.
Condensed consolidated interim statements of cash flows
Three months ended March 31,
(In thousands of United States dollars)
(Unaudited)

		Three months ended March 31,
		2011		2010
	$		$

O perating activities
Net loss		(7,895)		(318)
Adjustments for:
Depreciation and depletion		7,208		9
Unwinding of discount and additions to decomissionning liability		815		-
Non-cash interest expense		2,556		-
Share-based payments		2,230		150
Deferred income tax expense		(1,229)		-
Deferred profit sharing		(132)		-
Purchase of derivative contracts		(2,235)		-
Unrealized gain on derivative asset		(3,127)		-
Unrealized foreign exchange loss		288		-
		(1,521)		(159)

Change in non-cash working capital		13,300		30
Cash provided by (used in) operating activities		11,779		(129)

Investing activities
Expenditures on exploration and evaluation assets		(1,916)		-
Expenditures on mining interests		(3,296)		(13)
Proceeds on sale ofproperty and equipment		-		3
Cash used in investing activities		(5,212)		(10)

Financing activity
Proceeds on exercise ofwarrants and options		84		103
Cash provided by financing activity		84		103

Effect offoreign exchange rate changes on cash		431		29

Increase (decrease) in cash		7,082		(7)
Cash,beginning ofperiod		58,298		1,018
Cash, end of period		65,380		1,011

Supplemental cash flow information